Filed by WESCO International, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Anixter International Inc.
Commission File No.: 001-10212
Date: March 4, 2020

Transcript of Raymond James Institutional Investors Conference
Hosted by WESCO International, Inc.

March 3, 2020 / 4:00 PM EST

The following transcript of a presentation made by WESCO International, Inc. at the Raymond James Institutional Investors Conference on March 3, 2020, at 4:00 PM EST, is filed herewith pursuant to Rule 425 under the Securities Act of 1933. This transcript was prepared by a third party and has not been independently verified and may contain errors.

MANAGEMENT DISCUSSION SECTION

Sam Darkatsh
Analyst, Raymond James & Associates, Inc.

Good afternoon. I’m Sam Darkatsh. On behalf of Raymond James, we’d like to welcome you to the WESCO presentation which is certainly a company that might be with the busiest management team over the past couple months as I can think of. With us today from the company, John Engel, Chairman and Chief Executive Officer; Dave Schulz, Chief Financial Officer; also Brian Begg, Vice President, Investor Relations and Treasurer. I believe the prepared remarks’ about 15, 20 minutes or so which should give us plenty of time for Q&A which I’ll moderate, and then we’ll move into the breakout.

So without further ado, John, hopefully [indiscernible] (00:00:39)

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

So thank you, Sam, and it’s a pleasure to be here. Good afternoon. It’s been a busy time for us, as Sam said. Very pleased to give an update on – a merger update with Anixter International. We announced that in mid-January. We did an investor presentation earlier this morning and conference call at 7:30, and we’ll be using the same materials. By show of hands just so I get a sense, how many of you have seen those materials? Any of you? So a few. I’d encourage you to listen to that webcast and Q&A. It’s some excellent new material. I’m excited to share with you the progress we’ve made over the last several weeks regarding Anixter. We announced the signed deal on January 13 and we’re going to provide additional detail about our integration plan and the compelling financial metrics of this transformational combination here today. I’ll start out and hit a few pages and then I’ll hand it off to Dave to bring it home. And as Sam said, we’ll open it up for Q&A from there.

So this is an important page because it really frames the key messages. This is a transformational combination that creates an industry leader in electrical and data communications distribution, and there’s really five key points that are outlined on this page. First, the combined company will benefit from a step change in scale and capabilities in the highly fragmented electrical and data communications distribution space. The combined company will be $17 billion (sic) [$17.2 billion] (00:02:30) in revenue and $1.1 billion in EBITDA on a pro forma basis including the identified cost synergies which we’ll talk about in detail.

Second, the two businesses are highly complementary in terms of products, industries, and geographies – highly complementary. So that allows us to sell more products to more customers in more locations around the world. And even more importantly, we think as a result of this combination there’ll be substantial sales growth synergies, and we project our sales growth will accelerate – our sales growth rate will accelerate by over 100 basis points versus stand-alone projections.

Third, we’ve developed an execution plan to deliver at least $200 million of cost synergies. This is a net synergies number. We’ve identified dis-synergies without being public on the size of those; done a lot of work on that. So this is a net cost synergies-only number and we think we have significant upside potential beyond that $200 million. We’ve engaged one of the world’s leading consulting firms. That engagement happened literally days ago and we’re working extensively with them. Planning has been initiated and is underway between sign and close to get the entire integration process in place. We also worked with a separate leading accounting firm during the diligence phase using a clean team process to form the basis of the substance of these synergies. We had many resources applied to this both inside the company and externally with our partner and we have great confidence around delivering at least the $200 million of cost-only synergies.

Fourth, the financial benefits of this combination that is going to be generated are exceptional. We expect operating margins to expand over 100 basis points by the third year, we expect the transaction to be 40% to 50% EPS-accretive in the third year, and we expect to double our historical EPS growth rate. And fifth, and probably most importantly, is around cash flow. It’s the foundation; it’s the underpinning of a strong and well-run distribution company. The combined company will generate substantial cash flow, over $600 million annually by year three which enables us to rapidly deleverage and get back to within our target range within 24 months post-close. And our target range is unchanged; it’s 2 to 3.5x total debt to EBITDA. As well as this supports future capital deployment options that drive further value creation.

Let’s put that $600 million into context. If we take the last five years, the average free cash flow generation of WESCO and Anixter combined is $370 million, so there’s a substantial step up in cash generation. And I think if you take a look at both companies, they are well-established players in the distribution space, both publicly-traded. Take a look at each company’s cash flow over the last several decades against the backdrop of the economic cycle and you’ll see the characteristics of well-run distribution companies. They’re countercyclical and has very strong consistent cash flow across all phases of the economic cycle. This is an incredibly compelling attribute, I think, of this combination.

Scale matters in distribution. We were very public about what we thought needed to happen in our portion of the value chain at our Investor Day last year. Consolidation trend is accelerating. We wanted to lead that in our portion of the value chain. I’ve always said that I thought it was ramping up, and it has been, but quite frankly suppliers have been consolidating at a faster rate than distributors. And I always thought it would take an external catalyst, and that external catalyst in our view is digital and it’s the impact of digital technologies and applications. So I’ll talk more about that later but that’s a critical strategic element of this combination, the ability to invest in the digital transformation and lead that in our industry. So overall, this combination provides a substantial value creation opportunity for our shareholders.

So the enhanced scale that this merger will create is really clear. This combination brings together two highly complementary, highly respected companies. The customers will benefit and will create value through significant cross-selling, premiere supply chain services, and acceleration of digital technologies and applications of digital and innovation in our business, and improve operational and supply chain efficiencies. And as I mentioned, this page outlines kind of the pro forma sales, operating margin. Again, over $17 billion pro forma sales, close to effectively $1.1 billion of pro forma EBITDA assuming the $200 million of synergies. What’s also notable, and I’ll talk more about this later, the combined enterprise will be in 50 countries. Anixter had a much more expansive international profile and footprint than WESCO and close to 19,000 employees.

This is a look at the industry, and I talked – I said that the distribution market was still highly fragmented. If you take a look at the – it remains very large and it is very, very highly fragmented. The estimate of market size is $114 billion annually. Neither WESCO nor Anixter has a share above 7%. On a combined basis, we basically double each company and we’ll have a share of 13%. Even following this combination and this transaction closing, the market will remain highly fragmented and offers substantial opportunities for accelerated organic growth. So take a look again at the right hand side of this page and you’ll see that even going up to the top 200 it’s just half of the overall market, and then there’s another 5,000-plus of distributors that sell electrical products. This is focused on electrical distribution; it’s the fragmentation in the electrical distribution portion of the value chain.

Both WESCO and Anixter have invested in supply chain services capabilities to differentiate our respective customer value proposition, so combining these strong leading companies, not only does it increase our scale but it also improves our ability to serve our customers more efficiently and more effectively with an expanded product and services portfolio.

So this is a look at the complementary nature of the two respective companies. The complementary product offerings and the served markets provide really a differentiated and diversified distribution platform business. As I mentioned on the geographic footprint, this expanded geographic footprint really enhances our legacy strength in North America while increasing significantly our international opportunities and our exposure to other markets around the world. And these complementary offerings present sizable, sizable growth synergy opportunities that should drive synergy realization above the $200 million of cost synergies we announced. Again, it was – that $200 million is cost synergies only and does not include the top line synergies.

So let’s double click on that a little bit. There’s tremendous value in the additional growth that this business will drive on a combined basis. The combined platform will have significant opportunities to cross-sell across a much larger customer base. We’re very excited about these opportunities. So WESCO customers can take advantage of Anixter’s deep-rooted strength in wire and cable and datacom and security. And again, and as I said, with this combined geographic footprint in – of over – in over 50 countries, that allows us to serve existing customers, existing WESCO customers in new geographies where we did not historically have an in-country presence. And so when you think about WESCO’s globe – national global account customer base or integrated supply customer base, again we’ve only been serving those where we have in-country infrastructure and in-country presence. That’s a significant upside potential opportunity as a result of the combination.

Also, the combination will allow Anixter to bring WESCO’s expertise in core electrical, automation, broadband, lighting, safety and our other categories to their entire customer base. Again, their deep roots is in datacom, security, and wire and cable. So critically, the combined company’s increased scale and profitability will lead to a significant increase in investable capital that’ll allow us to accelerate the build-out of further differentiation in our capabilities and the development and application of digital tools and technologies to our business. So taken together, the cross-selling opportunities as a result of this combination will drive an acceleration in organic growth rate, and as I outlined on the earlier page we’re targeting at least 100 basis points higher growth rate as a result of the combination.

So with that, I’m going to hand it off to Dave before we go to Q&A. He’s going to take you through our cost synergies, the integration plan, the upside potential, and the resulting compelling financial results. Dave?

David S. Schulz
Senior Vice President & Chief Financial Officer, WESCO International, Inc.

Great. Thank you, John. It’s a pleasure to be with you here today. And as John mentioned, I’m going to start by walking you through the synergies that we’ve outlined and also our process to achieve these synergies and demonstrate the confidence we have in the significant upside related to our cost synergies and then the growth opportunities that John just described. Going back to our initial announcement of the merger on January 13, we outlined $200 million-plus of cost synergies, and you can see in year one we’ve identified $68 million of cost synergies. Those are largely focused on the duplicative corporate costs and we’re highly confident it will be achieved within the first 12 months post-close.

I’ll provide you a little bit more detail on the synergies, and you can see the breakout in the center pie chart there. Starting with the upper left, we’ve identified 20% of those synergies coming from our field operations. That’s essentially that we have a branch network in both companies, and one of the things that we’ve highlighted here is that if you take a look at the US today, two-thirds of WESCO branch locations are within 20 miles of an Anixter location, so we believe that there are sizable opportunities to rationalize that footprint. If you take a look at the lower left, we have 35% of the synergies or roughly $70 million coming from our supply chain. And when you put that in the context of on a combined basis, these companies will have cost of goods of $14 billion and so it’s a relatively modest improvement from the current supply chain efficiencies on a combined basis.

If we take a look at the right hand side of the pie chart, 45% of our synergies will be coming from a general and administrative costs and also corporate overhead. Again, this is something that we are very focused on. We’ve started looking at the combined company structures and we started putting together what those opportunities would look like through the due diligence process. Clearly, there are some reductions in the operating expenses mainly from duplicative management functions and then also the cost of having a public company footprint. Obviously some of those costs will no longer be required.

I’ll talk a little bit about our approach to generating the synergies, and our objectives are outlined here on this slide. First and foremost, flawless day 1/day 100 execution; the second is to ensure that we are structured to deliver the value capture, make sure that we are focused on delivering the combined synergies that these companies have to offer and also optimize the working capital. And on the right hand side you can see that our third objective there is implementing an operating model for the new enterprise that’s led by the best leaders of each company and deploys cutting-edge digital tools. We have partnered with a leading global consulting firm that will support the management of the integration. Again, this is a company that has done work for us in the past. They are very well-known. In addition to that, we engaged with one of the big four accounting firms to assist us through the due diligence process. And you can see the value creation work streams that we’ve outlined here on the page. Very clearly, we have developed the resources and the detailed roadmap to realize these synergies that we’ve outlined.

Again, just to reiterate, we are extremely thrilled with the opportunity to merge these two companies. We believe that there is an opportunity to not only demonstrate the $200 million of cost synergies into our financials but we do believe that there are going to be additional supply chain efficiencies, further network optimization. And WESCO as a company has employed lean methodology for the last 20 years so, again, being able to leverage lean across the combined portfolio of these two companies we believe will identify additional upside for value creation. John has already mentioned the growth opportunities. Again, the complementary nature of these product lines and the cross-selling opportunities and, again, continued investment in digital applications. We’re very pleased to identify some of these incremental synergies above the $200 million.

I’ll talk a little bit about the accretion here. And again, we’ve identified that on a three-year EPS accretion of 40% to 50% versus a stand-alone WESCO, so this does include the impact of the announced cost synergies so it has the $200 million of cost synergies. And again, that $200 million of cost synergies translates into an EBITDA margin improvement of over 100 basis points. One of the things that we would also include here is the $200 million that we’ve identified as the year three cost synergies. And this accretion model for the year three incorporates the impact of $400 million to $500 million of equity or equity-content securities to the market; timing is still to be determined. You’ll also notice that on cash EPS accretion, it’s 50% to 60%. The big adjustment between the EPS and the cash adjusted EPS is the incremental amortization due to purchase accounting. That’s roughly $78 million a year and we’ve highlighted that for you here as well.

The aspect of this combination that is most appealing for us is also the substantial free cash flow that the combined company will be able to provide. As John mentioned earlier, if you take a look at the average over the past five years, these companies provided $370 million on a combined basis in free cash flow. You add the $200 million of run rate synergies that we’ve identified plus growth over the next several years, that gets us to over $600 million of free cash flow generation in year three. We’ll also have very strong liquidity of at least $800 million at closing. And very clearly, our goal here is to ensure that our leverage is back within our target range of 2 to 3.5 turns within 24 months post-close of the acquisition.

One thing I’ll also highlight very briefly is to give you a quick update on where we are with the transaction and some of the other critical actions to close. We announced via our press release that our Hart-Scott-Rodino waiting period expired on February 26. We’ve also made all the other filings that are required in various geographies around the world. The Anixter shareholder meeting is scheduled for April 9 and the required SEC filings are currently underway.

And with that, I’ll turn it back over to John to wrap up.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

So we’re excited about this transformational combination, and hopefully you can sense that. And when you look at the upsized top line growth, margin expansion, EPS accretion, and substantial free cash flow generation, we think this is just a very compelling and transformational combination and it lines up exactly with our strategy, and we’re doing what we said we were going to do which we outlined in our Investor Day last year.

With that, let us open it up to questions. Thanks.

QUESTION AND ANSWER SECTION

Sam Darkatsh
Analyst, Raymond James & Associates, Inc.

Okay, questions. I’ll start with a few and then we’ll open the floor up. So a couple of obvious ones I guess for Dave. You folks are restricted to release today or to date are restricted in terms of giving an actual year three EPS number; it’s why you’re giving the percentage change. Maybe looking at it from a different perspective, the $600 million of free cash flow that you’re looking to do on a pro forma basis annually, historically WESCO has achieved somewhere in the 90% to 100% of net income would be free cash flow. Any reason to think why the combined entity wouldn’t be similar?

David S. Schulz
Senior Vice President & Chief Financial Officer, WESCO International, Inc.

There is not. And clearly as we’ve looked at the combination and the value of bringing these two companies together from a cash flow perspective, we still would anticipate having a high percentage of free cash flow to net income. Again, we obviously have a slightly different characteristic from Anixter in terms of the type of the business. But again, both businesses have clearly demonstrated the ability to generate cash so on a go-forward basis we’re very confident that we’ll be delivering greater than $600 million of free cash flow beginning in year three.

Sam Darkatsh
Analyst, Raymond James & Associates, Inc.

So these folks won’t say it, but I can opine. So if after an equity raise you would imagine that the shareholder – the share count might be in the 60 million to 70 million share range, and so you figure if it’s a 90% free cash flow to net income, that’s EPS of somewhere between $10 and $11 per share and a free cash flow yield today of somewhere around 25%. Just – they won’t say it but I will.

So John, you talked about significant upside to the $200 million cost synergies. The stock would tell you that the market’s actually trying to figure out what discount they should put on the $200 million as opposed to thinking about what the upside might be. What gives you that level of confidence that there is significant upside? And is there any way you can either quantify it or directionally help us with what that number might look like?

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Yeah. So first, let me reinforce a tremendously high degree of confidence that I personally have in the entire management team around the $200-plus million that we’ve been clear about. And I – it’s important to note that is a net synergies number so, again, we’ve not quantified dis-synergies; it’s inevitable there’ll be some, right? This is a large transformational combination of two equal-sized players but we’ve factored that in and that $200 million is a net number. We did substantial work prior to signing this – signing up this transaction and had extensive resources working on it with some outside support. Yes, it was a clean team room process. But when you think about that process and our domain knowledge and distribution, again, we have very high confidence I, personally, and the management team on delivering the $200-plus million.

We’ve also identified other areas of additional opportunity. And so as we move between – and I’ll stay on cost synergies first, Sam – as we move between sign and close now that we have our integration partner identified – and by the way, that decision was made just a few days ago, we’ve got that party on board now – we still compete and there’s still a clean team process in place. But as we move between sign and close we’ll have the ability to get access to some additional information as we move closer to close and we’ll be able to do further work on the synergy upside categories. We’ve got a clear line of sight to what those are but further quantification will be done as part of the integration team process.

We did commit to the investor community we’ll be very transparent and provide you real time updates as we move between sign and close. That’s why it was important for us to get a press release out last week with the expiration of the HSR period. That was a critical element, a critical milestone between sign and close. And hence, we made the commitment we will be coming out with some – at least our numbers, our outlook for the year three in terms of ranges in the first quarter, and that’s what this morning’s call was. So high degree of confidence around it, a high degree of confidence we’ll have upside to it, and we’re very pleased with the integration partner we have.

And that’s cost synergies, sales synergies on top of that, and those always prove to be more elusive. But I think when you really – it’s really interesting. When you look at the two companies, because of the complementary nature there’s some areas where Anixter is much stronger than WESCO and there’s areas where WESCO is much stronger, so we’re taking a best of both approach, best of X. So let’s figure out what they’re the best at, what we’re the best at; we want to blend those together. The term I’ve used inside the company with both teams, both WESCO and Anixter, is 1 plus 1 is 3, and that’s resonating because I think, again, this is – it’s going to be a much broader platform. I’m confident also that there’ll be sizable top line sales synergies as well.

Sam Darkatsh
Analyst, Raymond James & Associates, Inc.

You’ve been – hang on one second and then I’ll get right to you. Sorry. You’ve been pretty consistent, very consistent from the very beginning that you really wanted to get to a 4.5 turns worth of leverage post-deal which implies $400 million, $500 million of an equity raise, and you’re suggesting also in your remarks today that that’s what your assumption is. That originally, however, I’m guessing was contemplated back when the cost of debt was much higher and the cost of equity was much lower than it is today. So how married to that 4.5 turns or that $400 million, $500 million equity raise are you? How flexible might you be based on the different market dynamics that has been presented to you?

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Well, I’ll make a few comments and ask Dave to tag on. I first want to be very clear that equity is the most valuable portion of our capital structure and we’re not interested in selling that at a huge discount, okay? So we’ll be very thoughtful and measured with respect to the equity raise, okay? That’s the first point.

The second point I would make is when we announced the signing of this deal, the financials that were public at that time were financials through the third quarter, through the third quarter of last year for both WESCO and Anixter. If you did the math back at the signing announcement of January – on January 13, the equity raise was larger than the $400 million to $500 million when you just did the math. And so as a – since that time we both have announced our respective Q4 results, that being WESCO and Anixter, WESCO – we paid down $89 million of debt; Anixter paid down their debt a bit as well. So that’s stronger free cash flow – that’s strong free cash flow in the fourth quarter, the debt pay down. It changed the size of the equity offering. We obviously were out this morning saying that the construct we’ve been working towards targeting that 4.5 leverage ratio, Sam, at closing, and that does factor in and assume and take advantage of the first year synergies of $68 million which are predominantly, as Dave mentioned, are kind of the corporate functions, the G&A, the corporate cost, it factors that in.

That’s what we’re still targeting but we are monitoring the market conditions and we have run at higher leverage ratios in the past; I think this is an important point to note. And because of the underlying strong cash flows that underpins the strength of the company, we were a product of an LBO in 1994, a leverage recap in 1998 and IPO in 1999, and if you look at – publicly-traded since 1999, you look at the leverage ratio, what we’ve run with, we’ve run with a wide array of leverage ratios. And I will say our target range is 2 to 3.5x and we’d like to operate that for the most part. We’ve only been below 2.0 two quarters since we’ve been publicly-traded in 1999, so we’re very comfortable with leverage. We’ve always run with leverage. And if you just take a look at the cash generation against the backdrop of the economic cycle over the last couple decades and look at both WESCO and Anixter, you’ll see we perform very strong even in arid timeframes of significant downturns. We have significantly strong free cash flow, we’re countercyclical so the company performs well in terms of a robust set of cash generation.

So that’s my answer. We’re going to – we’re very clear with kind of what we’re targeting, we outlined this morning. But we’re also monitoring market conditions and we’re going to put the best and most prudent capital structure in place to support financing this. Dave, I don’t know...?

David S. Schulz
Senior Vice President & Chief Financial Officer, WESCO International, Inc.

I think you said it well. So again, we understand the market conditions have changed and we understand the value of our equity, and obviously we continue to consider what is the best option going forward for WESCO and our stakeholders.

Sam Darkatsh
Analyst, Raymond James & Associates, Inc.

We only have about one minute left. We have a question right here I wanted to get to.

Just to add to your question. Basically why such a big range on the targeted leverage ratio if you’re so confident about the cash flow?

Sam Darkatsh
Analyst, Raymond James & Associates, Inc.

Repeat the question.

David S. Schulz
Senior Vice President & Chief Financial Officer, WESCO International, Inc.

Yeah. So the question was we had a targeted leverage range of 2 to 3.5 turns. Again, we feel very comfortable operating within that range. It supports the rating and how we think about the overall capital structure for the company. We’ve been using our availability for financing to acquire companies over the past several years, and so that’s where we’ve been able to continue to refresh the company, refresh some of the capabilities that we have and using levers to do that. Again, we’re very comfortable operating within that range. We’ve leveraged the balance sheet. And again, we’re comfortable being above that in terms of a strategic acquisition like this deal and then being able to get back within that range very quickly.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

When we acquired EECOL, that was the largest acquisition we ever did in 2012; we went to 4.7 times. We delevered back within the range within four quarters. So that’s our notional target range over time. Why is it so wide? We generate a lot of cash flow but we’ve been highly acquisitive in this fragmented market. We’ve done over 45 acquisitions since we spun out of Westinghouse in 1994 so we think scale matters in distribution. You can’t always perfectly time acquisitions, so what we find is with the strong cash generation we’ve been a serial acquirer and a high-valued acquirer and – but you can’t always time acquisitions because many of the companies – Anixter is not that case – but many of the companies we acquired, the majority have been privately-held companies and you could – you’ve got to take advantage of governance transition events to get the acquisition done at time.

So because of the strong cash flow we delever quickly and that just supports the range. But we’re very, very comfortable operating above that under my watch. I’ve been with the company 16 years; CEO for over 10. When we’ve been above it, we always do target getting back underneath the 3.5x within a measurable period of time though.

Sam Darkatsh
Analyst, Raymond James & Associates, Inc.

We’ll continue this in the breakout. Thank you, gentlemen.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Thank you.

David S. Schulz
Senior Vice President & Chief Financial Officer, WESCO International, Inc.

Thank you.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, WESCO International, Inc. (“WESCO”) filed on February 7, 2020 a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which includes a preliminary prospectus of WESCO and a preliminary proxy statement of Anixter International Inc. (“Anixter”), and each party will file other documents regarding the proposed transaction with the SEC. The registration statement has not yet become effective and the proxy statement/prospectus included therein is in preliminary form. After the registration statement is declared effective, Anixter will mail a definitive proxy statement/prospectus to stockholders of Anixter. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that WESCO or Anixter may file with the SEC and send to Anixter’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF WESCO AND ANIXTER ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents filed with the SEC by WESCO or Anixter through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by WESCO will be available free of charge on WESCO’s website at http://wesco.investorroom.com/sec-filings and copies of the documents filed with the SEC by Anixter will be available free of charge on Anixter’s website at http://investors.anixter.com/financials/sec-filings.

Participants in the Solicitation

WESCO and Anixter and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Anixter shareholders with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of WESCO is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 24, 2020, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 15, 2019. Information about the directors and executive officers of Anixter is set forth in its Annual Report on Form 10-K for the year ended January 3, 2020, which was filed with the SEC on February 20, 2020, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 18, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Note Regarding Forward-Looking Statements

All statements made herein that are not historical facts should be considered as “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. These statements include, but are not limited to, statements regarding the expected completion and timing of the proposed transaction, expected benefits and costs of the proposed transaction, and management plans relating to the proposed transaction, and statements that address each company’s expected future business and financial performance and other statements identified by words such as “anticipate”, “plan”, “believe”, “estimate”, “intend”, “expect”, “project”, “will” and similar words, phrases or expressions. These forward-looking statements are based on current expectations and beliefs of the management of WESCO and Anixter (as the case may be), as well as assumptions made by, and information currently available to, such management, current market trends and market conditions and involve risks and uncertainties, many of which are outside of each company’s and each company’s management’s control, and which may cause actual results to differ materially from those contained in forward-looking statements. Accordingly, you should not place undue reliance on such statements.

Those risks, uncertainties and assumptions include the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Anixter may not adopt the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of WESCO’s common stock or Anixter’s common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of WESCO or Anixter to retain customers and retain and hire key personnel and maintain relationships with their suppliers, customers and other business relationships and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond WESCO’s control. Additional factors that could cause results to differ materially from those described above can be found in WESCO’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on WESCO’s website at http://wesco.investorroom.com/sec-filings and on the SEC’s website at http://www.sec.gov, and in Anixter’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on Anixter’s website at http://investors.anixter.com/financials/sec-filings and on the SEC’s website at http://www.sec.gov.

Forward-looking statements speak only as of the date of this communication. Neither WESCO nor Anixter undertake any intent or obligation to publicly update or revise any of the estimates and other forward-looking statements made in this announcement, whether as a result of new information, future events or otherwise, except as required by law.